Exhibit 3.1

The text of Article V of the Restated Certificate of Incorporation has been amended to read as follows:

ARTICLE V. CAPITAL STOCK

The aggregate number of shares of capital stock which the Corporation shall have authority to issue is twenty million (20,000,000) shares designated as “Common Stock” with $0.005 par value.